Exhibit 99.2
NEWS RELEASE	OTC BB: VCTPF; CUSIP: 918881103

                                                                                               VALCENT INCREASES ITS VERTIGRO ALGAE JOINT VENTURE INTEREST
FROM A 30% TO A 50% PARTICIPATING INTEREST

July 12, 2007 El Paso Texas: Valcent Products Inc. (OTCBB: VCTPF) announces that the Vertigro Joint Venture is developing algae production technology initially intended for an oil bio fuel feed stock. Now, with the participating interest of Valcent in the Vertigro Joint Venture, the Joint Venture will be able to expand  its market studies and research to include additional commercial applications in the food, pharmaceutical, and health and beauty industries in response to world wide interest in the Vertigro algae technology.

Global Green Solutions Inc. will be the operator of the Joint Venture as of July 1 with emphasis on marketing and commercialization, with Valcent and its associates to continue its research and additional development.

Glen Kertz, CEO of Valcent notes “…the engineering and marketing, and operational strengths of Global Green Solutions has brought significant depth and expertise to the Joint Venture as it nears the first commercial products based on the algae technologies.”.

Valcent’s Vertigro business is based in El Paso, Texas, where a world class laboratory and research facility is nearing completion. The facility features a revolutionary high speed algae screening capability to determine the premier strains of algae and the optimum growth for the multiplicity of potential applications. The algae, which will be harvested and converted to algal oil for biofuel feedstock and other products, will be grown in state-of-the-art bioreactors. At the completion of the development phase, estimated for late 2007, small commercial plants will be constructed in North America, Europe and South Africa, with larger facilities scheduled to be built in late 2008.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF) creates, designs, and develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology and responsible and effective consumer goods, Valcent's El Paso, Texas, based team of scientists and designers set the highest of standards in marketing proprietary products developed to enhance the lives and lifestyles of its clients. All Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net.

Contacts:
Investor Relations Valcent Products Inc. Steve McGuire or Gerry Jardine 1-800-877-1626 or (604) 606-7979	Media Relations Nancy Tamosaitis Vorticoms Pubic Relations 212-532-2208 Nancyt@vorticom.com

Website: www.valcent.net

This press release contains forward-looking information as defined by the Securities and Exchange Commission (the “SEC”). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products may cause a loss of market acceptance and result in fewer sales.  Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent’s recent filings with the SEC.